LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

June 25, 2007

Securities and Exchange Comm
100F Street, NE
Washington, DC 20549
USA

07024814

VIA FEDERAL EXPRESS

SUPPL

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, we enclose a copy of the Fund's:

1. News release – Material Change Report, posted June 18, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-2392 should you have any questions concerning the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Tory Thibaudeau
Corporate Paralegal

dw 7/2

Suite #1120, 10235 - 101 Street, Edmonton, Alberta T5J 3G1 • Telephone: (780) 944-9994 • Fax: (780) 702-1999

File No. 82-34937

MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

Liquor Stores Income Fund
Suite 1120, 10235 – 101 Street
Edmonton, Alberta
T5J 3G1

2. Date of Material Change:

June 8, 2007

3. News Release:

A press release announcing the material change was issued on June 8, 2007 through a recognized newswire service.

4. Summary of Material Change:

Liquor Stores Income Fund (the "**Fund**") completed its acquisition of all of the issued and outstanding trust units ("**Liquor Barn Units**") of Liquor Barn Income Fund ("**Liquor Barn**") on the basis of 0.57 of a trust unit ("**Liquor Stores Unit**") of the Fund for each Liquor Barn Unit.

5. Full Description of Material Change

The Fund completed its acquisition of all of the issued and outstanding Liquor Barn Units on the basis of 0.57 of a Liquor Stores Unit for each Liquor Barn Unit.

The Fund issued approximately 6.8 million Liquor Stores Units to Liquor Barn unitholders under the transaction and reserved an additional approximately 2.2 million Liquor Stores Units for issuance in connection with the exchangeable limited partnership units (the "**Exchangeable Units**") of Liquor Barn Limited Partnership. Following the transaction, Liquor Stores has approximately 22.5 million Liquor Stores Units outstanding (including Liquor Stores Units reserved for issuance in connection with the Exchangeable Units), a market capitalization of approximately $450 million, and a total of 188 stores in Alberta and British Columbia.

Approximately 74% of Liquor Barn's voting units (or approximately 81% of the publicly traded Liquor Barn Units) were validly tendered or voted in favour of the transaction. As a result, Liquor Barn unitholders approved the special resolution in respect of, among other things, the merger transaction, which provides a tax deferred exchange for Canadian income tax purposes for "merger electing" unitholders.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information:

Not applicable.

END

8. Executive Officer:

Irv Kipnes, Chief Executive Officer or Patrick de Grace, Vice-President, Finance and Chief Financial Officer of Liquor Stores GP Inc., the administrator of the Fund, Suite 1120, 10235 – 101 Street, Edmonton, Alberta T5J 3G1, may be reached by telephone at (780) 944-9994 ext. 6 and (780) 917-4179, respectively.

9. Date of Report:

June 18, 2007.